May 5, 2006

VIA EDGAR

Nili Shah

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Bassett Furniture Industries, Inc.

Form 10-K for Fiscal Year Ended November 26, 2005

Filed January 30, 2006

File No. 000-00209

Dear Ms. Nili Shah:

We have received your letter dated April 21, 2006, providing comments on our Form 10-K. We appreciate your comments and accept them as an opportunity to further enhance our disclosures and improve the information we provide to the readers of our financial statements.

In connection with responding to your comments, we hereby acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CONFIDENTIAL TREATMENT

Portions of this letter are confidential and contain confidential business information that is commercially valuable, the disclosure of which could impair our ability to obtain favorable terms in our dealings with third parties. Consequently, we request that the Commission keep those portions of this letter confidential to the fullest extent possible under the Commission’s rules and procedures.

We further request that the Commission (1) not grant access to the confidential portions of this letter by third parties and (2) notify us of any request by any person, agency or entity to review, copy or otherwise obtain those portions of this letter and provide us the opportunity to substantiate our claim of confidentiality before such information is released.

This letter is the subject of a request for confidential treatment pursuant to the Freedom of Information Act and the Commission’s rules.

Confidential Treatment Requested by Bassett Furniture Industries, Inc.

BFI0003

Each of your comments has been repeated below (in bold type) with our response directly after it.

FORM 10-K FOR THE PERIOD ENDED NOVEMBER 26, 2005

(Our response amounts in thousands)

Management’s Discussion and Analysis, page F-5

1.	We note that you discuss changes in your net sales with reference to sales to your BFD network versus sales to non-BFD stores. However, because you own some of the stores in your BFD network, the impact of increases in sales to your BFD network on your consolidated sales is unclear. Accordingly, in future filings, please also discuss changes in your sales to company-owned BFD stores separately from changes in sales to your independently-owned BFD stores.

Response:

In future filings, we will clearly discuss changes in our consolidated net sales separately from sales to company-owned BFD stores. This information has been provided in our segment footnote; however, we will add this discussion to our MD&A.

2.	We note that the additions charged to cost and expenses with respect to your allowance for doubtful accounts in schedule II on page F-38 are significant to your income before income tax provision. Explain to us and include in your MD&A in future filings, the reasons for these significant charges. Also consider disclosing your days of sales outstanding to further explain to your readers the changes in your accounts receivable balance.

Response:

As noted in our Allowance for Accounts and Notes Receivable critical accounting policy footnote on page F-4, we record individual reserves based on a review of specifically identified accounts in addition to an overall aging analysis. Our allowance for doubtful accounts reserves are related to both trade accounts receivable and notes receivable. We have a consistent reserve methodology that categorizes our customers and provides guidelines for recording reserves based on several factors including historical write-off percentages. The majority of the $3,483 charged in 2005 related to nine licensees where specific reserve estimates were increased due to our concerns over their operating performance and their ability to pay amounts due us on a timely basis.

In future filings we will include a discussion of significant additions to our allowance for doubtful accounts in the SG&A section of our MD&A and will consider disclosing our days of sales outstanding to assist readers in understanding changes in our accounts receivable balances.

Confidential Treatment Requested by Bassett Furniture Industries, Inc.

BFI0004

Contractual Obligations and Commitments, page F-12

3.	In future filings, include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Refer to footnote 46 to Release 33-8350, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:

In future filings, we will disclose our interest commitments.

Consolidated Statements of Cash Flows, page F-17

4.	Given the materiality of Other, net in your statement of cash flows, please tell us the nature and amounts of the items included in this line. In addition, please disclose the components of this line in greater detail in future filings.

Response:

Amounts normally grouped into this line item are deemed to be individually insignificant to our total cash flow or to the operating results of our business.

The following is a reconciliation of the nature and amounts included in Other, net.

Proceeds from a life insurance policy on a former director	$980
Other, each individually less than $200k	(219)

$761

In future filings, we will continue to review the items included in “other” and insure material amounts are separately disclosed in more detail.

Confidential Treatment Requested by Bassett Furniture Industries, Inc.

BFI0005

Accounts Receivable and Notes Receivable, page F-18

5.	We note your disclosure that substantially all of your notes receivable are due from customers located within the United States. Please explain to us and expand your accounting policy in future filings to disclose the nature and terms of these notes receivable. If these notes receivable are to related parties, disclose this fact in your filing. In addition, citing relevant accounting literature, please tell us your basis for classifying these notes receivable with the operating section of your statement of cash flows.

Response:

Our notes receivable are almost entirely related to loans we made to our BFD licensees. These loans primarily relate to inventory and other working capital items, real estate and tenant improvements and have been utilized for a combination of these items. Interest rates on the Company’s notes receivable range from 4.0% to 6.75% and bear maturity dates of one to five years, with some notes requiring balloon payments at the end of the note. The only significant note receivable from a related party was $1,706 from BFD-NE, which was disclosed in Note 7 under “Partnership Licensees” on page F-25.

The notes receivable are classified within the operating section of the statement of cash flows under SFAS 95 which follows:

Paragraph 24 of SFAS 95: “Certain cash receipts and payments may have aspects of more than one class of cash flows.... If so, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item.”

Paragraph 95 of SFAS 95: “The Board agreed that all cash collected from customers or paid to suppliers from the sale or purchase of inventory should be classified as operating cash flows. That classification is consistent with the notion that operating cash flows generally should include items that are included in net income.”

In future filings, we will expand our accounting policy to explain the nature of these notes, and provide information comparable to that shown above regarding the terms of the notes. Also, if material, we will separately classify the operating cash flow portion from the investing cash flow portion.

Revenue Recognition, page F-20

6.	We note your disclosure on page 2 that a significant development in your business is the creation of a vertically integrated retail sales network that resulted in 68% of your wholesale shipments in 2005 to retail stores in the Bassett Furniture Direct Network. In addition, we note that 97 of the total 130 stores within your BFD Network are independently owned stores. Explain to us and include as a significant accounting policy in your future filings how you account for the various license fees that you charge to these licensee retail stores, if any, and how you present these fees within your financial statements.

Response:

Our license agreements do not include and we do not charge any license fees to our licensees. In future filings, we will clarify this in our accounting policy note on revenue recognition.

Confidential Treatment Requested by Bassett Furniture Industries, Inc.

BFI0006

Variable Interest Entities, page F-21

7.	We note your disclosure that you determined LRG Furniture, LLC is a VIE, that you are the primary beneficiary, and that you now consolidate this entity according to FIN 46R. In future filings, include the disclosure requirements of paragraph 23 of FIN 46R in your footnotes.

Response:

As previously disclosed, subsequent to consolidating LRG in 2003 under FIN46, we acquired an additional 31% ownership, bringing our total ownership percentage to 80%. The LRG stores are included in our retail segment. Our reading of paragraph 23 (footnote 17) to FIN 46R, which is presented below, would indicate that the disclosures required by paragraphs 23 and 27 are not required as the Company owns the majority voting interest of LRG (80%).

“FIN46(R), Footnote 17—A variable interest entity may issue voting equity interests, and the enterprise that holds a majority voting interest also may be the primary beneficiary of the entity. If so, the disclosures in paragraphs 23 and 27 are not required.”

8.	In addition, we note your disclosure that substantially all licensees have sufficient equity to carry out their principal operation activities without subordinated financial support. To the extent that your licensees, other than LRG Furniture, are VIE’s of which you are not the primary beneficiary, please disclose the information required by paragraph 24 of FIN 46R, if material.

Response:

Our process for evaluating and accepting new BFD licensees includes insuring that the new licensee has sufficient equity and projected cash flows to carry out its principal operating activities and therefore does not qualify as a VIE as defined by FIN 46R. Upon occurrence of a reconsideration event, we perform an updated FIN 46R analysis utilizing current cash flow projections to determine the sufficiency of invested equity. We review all reconsideration events on a quarterly basis and have concluded that we have no VIEs for which disclosures are required.

Confidential Treatment Requested by Bassett Furniture Industries, Inc.

BFI0007

Income Taxes, page F-26

9.	We note the increase in your state net operating loss carryforward valuation allowance from $340 in 2004 to $1,000 in 2005, despite a change of only $58 in the deferred tax asset associated with your state net operating loss carryforwards. Please tell us the changes that occurred in 2005 that resulted in your determination to increase the valuation allowance in 2005. Please also tell us how the increase in your valuation allowance is reflected in your effective income tax rate reconciliation.

Response:

Our corporate structure has certain operations in wholly-owned subsidiaries that have generated state income tax operating losses. Our 2005 acquisition related charges resulted in new deferred tax assets in addition to a significant amount of deferred tax assets related to net operating loss carryforwards. We determined a portion of these new deferred tax assets to be unrealizable due to the size of the net operating loss carryforwards and the expiration dates of certain loss carryforwards. During 2005, it was deemed necessary to record additional valuation reserves of $660, which was charged to our income tax provision and is shown in the rate reconciliation in “Other”. This charge of $660 in excess of the increase of $58 in the related deferred tax asset reflects additional valuation allowance on the prior year state income tax net operating loss carryforwards as this legal entity incurred a third consecutive year of losses at the state income tax level while certain state net operating losses will begin to expire in 2006 and tax planning strategies were not available.

Restructuring Charges, page F-29

10.	Please tell us and disclose, in future filings, the expected timeframe in which you will pay the remaining $782 liability at November 26, 2005. To the extent that this liability represents an estimate, please tell us and disclose, in your critical accounting policies in future filings, the uncertainties and assumptions associated with this liability.

Response:

As of the date of this response, we had approximately $300 of remaining severance to be paid. The remaining liability will be paid in fiscal 2006. This liability is primarily severance and related benefits for terminated employees and has minimal uncertainties and assumptions which we do not believe could lead to material differences in actual amounts paid and our estimates. In future filings, we will include such uncertainties and assumptions in our critical accounting policies if they are deemed material.

Confidential Treatment Requested by Bassett Furniture Industries, Inc.

BFI0008

Acquisition of Retail Licensee Stores, page F-30

11.	Please tell us your consideration of Rule 3-05 of Regulation S-X with respect to your acquisitions in 2005. In particular, please provide us with the details of the calculation of your income significance test for each acquisition.

Response:

As part of our disclosures related to our three acquisitions of BFD licensees in 2005, we completed the significant subsidiary test for each acquisition and concluded that no condition exceeded 20%, and in the aggregate, no condition exceeded 50%. We considered the following in relation to Rule 3-05 of Regulation S-X with respect to our acquisitions in 2005.

We noted that three business combinations had occurred in 2005, but that these business combinations were not of related businesses in that there was no common control, no conditions on acquisitions of the other businesses, nor were these acquisitions conditioned on a single common event.

We also noted that no securities were registered to be offered related to these acquisitions.

We completed the significant subsidiary tests for each acquisition and noted that all conditions were less than 20%, therefore no filing of financial statements were required although additional disclosures including pro forma financial statements were required. Additionally, we noted that in the aggregate, these three business combinations did not result in any condition exceeding 50%. See the table below for details of our asset and income based calculations.

[CONFIDENTIAL]*

Bassett - 2004 Consolidated Total Assets	$297,366

[CONFIDENTIAL]*

Bassett - 2004 Pre-tax Income	$10,850

Conclusion: The above tests indicate that no individual acquisition exceeded 20% of pre-tax income nor did the aggregate of the acquisitions exceed 50% of pre-tax income, therefore attachment of audited financial statements was not required.

*	Confidential treatment has been requested for the redacted portions. The confidential, redacted portions have been filed separately with the SEC.

Confidential Treatment Requested by Bassett Furniture Industries, Inc.

BFI0009

12.	Please tell us more about your accounting for the three acquisitions discussed on page F-30. Specifically, please clarify the following:

•	Your basis for recognizing an impairment of goodwill of $2,465 at the time of the acquisition, both in terms of economic factors and authoritative accounting literature considered. In particular, please tell us your considerations of paragraphs B69 and B70 of SFAS 142.

•	Your basis for recognizing $1,739 of asset impairment charges at the time of the acquisition, both in terms of economic factors and authoritative accounting literature considered.

Response:

The economic factors for recognizing charges included the fair market value of assets acquired, a five year projection of future cash flows and a discount factor used to determine the entity value and related goodwill amounts.

We referred to authoritative accounting literature provided by SFAS 141 and SFAS 142 as well as EITF 04-01 to assist us in accounting for these acquisitions. We note that paragraphs B69 and B70 of SFAS 142 conclude that goodwill should not be written off immediately subsequent to its recognition. We have clarified and outlined our accounting process for these acquisitions below.

1.	We first made estimates of the fair market value of assets acquired and liabilities assumed.

2.	Under the guidance of EITF 04-01, we determined that the majority of the acquired inventory had been previously purchased from us. Accordingly, we deemed it necessary to eliminate any profit (from our wholesale shipment) embedded in the acquired inventory such that the value of this inventory was reported by us at our original costs (which is LIFO for manufactured goods and FIFO for imported goods). This charge amounted to $3,054.

3.	The Dallas and Atlanta legal entities carried negative shareholder equity which resulted in minority interest assets of $1,529 which we deemed were not supported by the minority shareholders, therefore we took a charge for this amount.

4.	We next identified $3,050 of accounts and notes receivable reserves which had been previously established on our books specifically for potential bad debts for these three entities, and, as the accounts and notes receivables would be eliminated in consolidation, the established reserves would no longer be required and were therefore utilized in conjunction with the various charges.

5.	Since Atlanta was an equity method investment prior to our purchase of a majority ownership position, we had accumulated reserves through the recording of our share of equity losses once our cumulative recorded losses exceeded our initial investment. Upon consolidation, this reserve of $1,536 was utilized as part of the transaction.

6.	After these steps, we noted the sum of the purchase prices of $3,550 exceeded the $3,497 fair market value of net liabilities assumed (prior to recording goodwill and identifiable intangible assets) by $7,047.

7.	We obtained independent appraisals of the equity values of the entities being acquired. These appraisals also included ranges of valuations for goodwill and identifiable intangible assets. We concluded $2,840 was a supportable amount to record for goodwill and identifiable intangible assets. These appraisals

Confidential Treatment Requested by Bassett Furniture Industries, Inc.

BFI0010

utilized typical valuation techniques with emphasis on discounted projected future cash flows and consideration given to customer lists, licenses re-acquired, brand name awareness built through advertising and other typical intangible assets.

8.	The remaining amount of the purchase price in excess of the fair market value of net liabilities assumed (after recording goodwill and identifiable intangible assets) was $4,207 which was the remaining component of the charge.

Conclusion: Following purchase accounting rules under SFAS 141, our combined net charge for the three acquisitions was $4,204. The charge included $3,054 of inter-company profit elimination from inventory, $1,529 of unsupported minority interest assets, $4,207 representing the excess of purchase prices over net liabilities assumed, net of $3,050 and $1,536 of previously recorded reserves.

•	With respect to the previously recorded reserves associated with your impairment charges, please tell us:

•	The amount of the previously recorded reserves associated with your impairment charges.

•	The timing of when these previously recorded reserves were recognized.

•	Your basis for recognizing these reserves, both in terms of economic factors and authoritative accounting literature considered.

Response:

We utilized $3,050 of previously recorded reserves associated with our impairment charges.

These reserves were recorded in various periods in 2003, 2004 and 2005.

Our reserve process is designed to estimate and record reserves for potential bad debts. It is not intended to estimate and record reserves for potential acquisitions, and therefore does not allow for the elimination of inter-company profit in inventory nor does it allow for potential unsupported minority interest assets related to acquisitions.

Our basis for recognizing these reserves is outlined in our significant accounting policy on page F-18 and includes economic factors such as general business conditions, local market conditions, our licensee operator’s ability to hire and retain qualified sales people and to operate a cost effective operation. Additionally, we consider each licensee’s level of written sales, their operating earnings performance, the strength of their balance sheet and the condition of our receivables from them in determining the probabilities of success or failure which all factor into determining our reserve estimates. We record these reserves in conjunction with guidance provided by SFAS 5 Accounting for Contingencies.

We have a consistent reserve methodology that categorizes our customers and provides established guidelines for the recording of reserves based upon historical write-off percentages.

Confidential Treatment Requested by Bassett Furniture Industries, Inc.

BFI0011

•	How you applied issues 3 and 4 of EITF 04-1 with respect to the reacquisition of the licenses granted to the acquired retail stores, how you valued these reacquired licenses, and how you determined the useful life of these licenses.

Response:

As previously stated, our license agreements do not include any license fees between us and our licensees. The assets we recognized related to identifiable intangible assets indirectly include amounts related to the value of re-acquired licenses, as well as amounts for customer lists, etc. The specifically identifiable intangibles we recorded are being amortized over a useful life of five years.

•	The amount of the intercompany profits eliminated in accordance with EITF 04-1, how you valued the reacquired inventory, and your basis for applying EITF 04-1 to what appears to be inventory, rather than executory contracts.

Response:

Under the guidance of EITF 04-01, we determined that the majority of the acquired inventory had been previously purchased from us. Accordingly, we deemed it necessary to eliminate any profit (from our wholesale shipment) embedded in the acquired inventory such that the value of this inventory was reported by us at our original costs (which is LIFO for manufactured goods and FIFO for imported goods). This amounted to $3,054.

**********

Please contact me directly at (276) 629-6757, by e-mail at bcsafrit@bassettfurniture.com or via fax at (276) 629-6332 for any additional comments, clarifications or questions you may have.

Sincerely,

/s/ Barry C. Safrit
Barry C. Safrit
Vice President and CFO

/s/ Robert H. Spilman, Jr.
Robert H. Spilman, Jr.
President and CEO

Confidential Treatment Requested by Bassett Furniture Industries, Inc.

BFI0012